       As filed with the Securities and Exchange Commission on  OCTOBER 10, 2001



                                                      Registration No. 333-_____



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2



                              SEPARATE ACCOUNT N OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                           (Exact name of Registrant)



                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)



                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of DEPOSITOR'S Principal Executive Offices)



                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)


                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


TITLE OF SECURITIES BEING REGISTERED: VARIABLE LIFE INSURANCE CONTRACTS



APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING: AS SOON AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS IS PRACTICABLE.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                              SEPARATE ACCOUNT N of
                The Manufacturers Life Insurance Company (U.S.A.)
                       Registration Statement on Form S-6
                              Cross-Reference Sheet



FORM


N-8B-2


ITEM NO.         CAPTION IN PROSPECTUS



1        Cover Page; General Information About Manufacturers (Separate Account
         N)



2        Cover Page; General Information About Manufacturers (Manufacturers
         (U.S.A.))


3        *

4        Other Information (Distribution of the Policy)


5        General Information About Manufacturers Life (Separate Account  N)



6        General Information About Manufacturers (Separate Account  N)


7        *

8        *

9        Other Information (Litigation)


10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information



11       General Information About Manufacturers (Manufacturers Investment
         Trust)



12       General Information About Manufacturers (Manufacturers Investment
         Trust)


13       Charges and Deductions


14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)


15       Issuing A Policy


16       GENERAL INFORMATION ABOUT MANUFACTURERS (MANUFACTURERS INVESTMENT
         TRUST)


17       Policy Surrender and Partial Withdrawals

18       General Information About Manufacturers


19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)


20       *


21       Policy Loans


22       *

23       **

24       Other Provisions of the Policy


25       General Information About Manufacturers (Manufacturers  U.S.A.)



26       *



27        GENERAL INFORMATION ABOUT MANUFACTURERS (MANUFACTURERS U.S.A.);
          OTHER INFORMATION (DISTRIBUTION OF THE POLICY)


28       Other Information (Officers and Directors)


29       General Information About Manufacturers (Manufacturers U.S.A.)


30       *

31       *

32       *

33       *

34       *

35       **

36       *

37       *


38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)


39       Other Information (Distribution of the Policies)

40       *


41       OTHER INFORMATION (DISTRIBUTION OF THE POLICY)



42       OTHER INFORMATION (DISTRIBUTION OF THE POLICY)


43       *

44       Policy Values --Determination of Policy Value; Units and Unit Values)

45       *


46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)



47       General Information About Manufacturers (Manufacturers Investment
         Trust)



48       *


49       *

50       General Information About Manufacturers


51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52       Other Information (Substitution of Portfolio Shares)


53 GENERAL INFORMATION ABOUT MANUFACTURERS LIFE (SEPARATE ACCOUNT N); TAX TREATMENT OF THE POLICY


54       *

55       *

56       *

57       *

58       *

59       Financial Statements

* Omitted since answer is negative or item is not applicable.

                                     PART I

                      INFORMATION [REQUIRED] IN PROSPECTUS

PROSPECTUS


SEPARATE ACCOUNT  N OF THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


                                  CORPORATE VUL
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


This prospectus describes Corporate VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company (U.S.A.) (the "Company," "Manufacturers U.S.A.," "we" or "us").


The Policy is designed for use by corporations and other employers to provide life insurance and to fund other employee benefits.

The Policy is designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value, and the amount of insurance coverage.

The Policy provides for:

(1) a Net Cash Surrender Value that can be obtained by surrendering the Policy;
(2) policy loans and partial withdrawals; and
(3) an insurance benefit payable at the life insured's death.

The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover charges assessed against the Policy.


Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturers U.S.A.'s Separate Account N (the "Separate Account") to which the policyholder allocates net premiums. The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios. The Portfolios available for allocation of net premiums are shown in the Policy Summary under "Investment Options and Fees". Other sub-accounts and Portfolios may be added in the future.


BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO, PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
                 THE DATE OF THIS PROSPECTUS IS JANUARY 1, 2002.



Coli  01/2002

TABLE OF CONTENTS


COLI 01/2002.............................................................2
Definitions..............................................................5
Policy Summary...........................................................6
   General...............................................................6
   Death Benefits........................................................6
   Premiums..............................................................6
   Policy Value..........................................................6
   Policy Loans......................................................... 7
   Surrender and Partial Withdrawals.....................................7
   Lapse and Reinstatement...............................................7
   Charges and Deductions................................................7
   Investment Options and Investment Advisers............................7
   Table of Charges and Deductions.......................................8
   Table of Investment Management Fees and Expenses......................9
   MANAGEMENT OTHER TOTAL TRUST..........................................
   Table of Investment Options and Investment Subadvisers...............11
General Information about Manufacturers.................................13
   Manufacturers  U.S.A.................................................13
   The Separate Account.................................................13
   The Trust............................................................13
   Investment Objectives of the Portfolios..............................14
Issuing A Policy........................................................18
   Use of the Policy....................................................18
   Requirements.........................................................18
   Temporary Insurance Agreement........................................19
   Underwriting.........................................................19
   Right to Examine the Policy..........................................19
Death Benefits..........................................................20
   Life Insurance Qualification.........................................20
   Death Benefit Options................................................21
   Changing the Face Amount.............................................22
Premium Payments........................................................22
   Initial Premiums.....................................................22
   Subsequent Premiums..................................................23
   Maximum Premium Limitation...........................................23
   Premium Allocation...................................................23
Charges and Deductions..................................................23
   Amount Deducted from Premiums........................................23
   Surrender Charges....................................................23
   Monthly Charges......................................................24
   Charges Assessed Against Assets of the Investment Accounts...........25
   Charges for Transfers................................................25
   Reduction in Charges.................................................25
   Company Tax Considerations...........................................26
Policy Value............................................................26
   Determination of the Policy Value....................................26
   Units and Unit Values................................................26
   Transfers of Policy Value............................................27
Policy Loans............................................................27
   Maximum Loan.........................................................28
   Effect of Policy Loan................................................28
   Interest Charged on Policy Loans.....................................28
   Loan Account.........................................................28
Policy Surrender and Partial Withdrawals................................28
   Policy Surrender.....................................................28
   Partial Withdrawals..................................................29
Lapse and Reinstatement.................................................29
   Lapse................................................................29

   Reinstatement........................................................29
The General Account.....................................................29
   Guaranteed Interest Account..........................................30
Other Provisions of the Policy..........................................30
   Policyholder Rights..................................................30
   Beneficiary..........................................................30
   Incontestability.................................................... 31
   Misstatement of Age or Sex...........................................31
   Suicide Exclusion....................................................31
   Supplementary Benefits...............................................31
Tax Treatment of the Policy.............................................31
   Life Insurance Qualification.........................................31
   Tax Treatment of Policy Benefits.....................................32
   Alternate Minimum Tax................................................35
   Income Tax Reporting.................................................35
Other Information.......................................................35
   Payment of Proceeds..................................................35
   Reports to Policyholders.............................................36
   Distribution of the Policies.........................................36
   Responsibilities of Manufacturers Life...............................36
   Voting Rights........................................................36
   Substitution of Portfolio Shares.....................................37
   Records and Accounts.................................................37
   State Regulations....................................................37
   Litigation...........................................................37
   Independent Auditors.................................................37
   Further Information..................................................37
   Officers and Directors...............................................
Death Benefit Schedule with Flexible Term Insurance Option..............39
Appendix A..............................................................
Illustrations...........................................................
   Assumptions..........................................................
   Appendix B -  Audited Financial Statements...........................


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED THEREIN. NO CLAIM IS MADE THAT THIS VARIABLE LIFE INSURANCE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS

Attained Age
is the Issue Age of the life insured plus the number of completed Policy Years.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Case
is a group of Policies covering individuals with common employment or other relationship, independent of the Policies.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.

Due Proof of Death
Due Proof of Death is required upon the death of the insured. One of the following must be received at the Service Office:

(a)      A certified copy of a death certificate;
(b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
(c)      Any other proof satisfactory to the Company.

Effective Date
is the date when the first monthly deductions are taken. The Effective Date is the later of:

(a)      the date the Company approves issuance of the Policy; and
(b)      the date the Company receives at least the initial premium.

Guaranteed Interest Account
is that part of the Policy Value which reflects the value the policyholder has in the general account of the Company.

Home Office
is the main office of the Company.

Investment Account
is that part of the Policy Value which reflects the value the policyholder has in one of the sub-accounts of the Separate Account.

Issue Age
is the life insured's age on the birthday closer to the Policy Date.

Issue Date

is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Incontestability provisions of the Policy are measured.

Loan Account
is that part of the Policy Value which reflects policy loans and interest credited to the Policy Value in connection with such loans.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the premium paid less the Premium Load.

Policy Anniversary
is the same date each year as the Policy Date.

Policy Date
is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and the date from which charges for the first monthly deduction are calculated and from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date is the aggregate amount of policy loans, including borrowed and accrued interest, less any loan repayments.

Policy Year
is a period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary

Policy Value
is the sum of the values in the Loan Account, the Guaranteed Interest Account, and the Investment Accounts.

Service Office
is McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339, or such other service center or address as the Company may hereafter specify to the policyholder by written notice.

Target Premium
is an amount used to measure the Surrender Charge under a Policy. The Target Premium is based on the Face Amount, as well as the insured's age at issue and sex, and is set forth in the Policy.

POLICY SUMMARY

GENERAL
The Policy is a flexible premium variable universal life insurance policy. The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states and the terms of your Policy and any endorsement or rider, supersede the disclosure in this prospectus.

DEATH BENEFITS
The Policy provides a death benefit in the event of the death of the life insured. There are two death benefit options. Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit. The policyholder may change the death benefit option and increase or decrease the Face Amount.


PREMIUMS
Premium payments may be made at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to the policyholder's instructions, to one or more of the general account and the sub-accounts of Manufacturers U.S.A.'s Separate Account N. Allocation instructions may be changed at any time and transfers among the accounts may be made.


POLICY VALUE
The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which the policyholder has allocated premiums. The policyholder may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

POLICY LOANS
The policyholder may borrow against the Cash Surrender Value of the Policy. Loan interest at a rate of 5.00% is due and payable in arrears on each Policy Anniversary. All outstanding Policy Debt will be deducted from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS
The policyholder may make a partial withdrawal of the Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding monthly deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT
A Policy will lapse (and terminate without value) when the Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without an adequate payment being made by the policyholder.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A lapsed Policy may be reinstated by the policyholder at any time within the five year period following lapse if the Policy was not surrendered for its Net Cash Surrender Value. Evidence of insurability is required, along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS
The Company assesses certain charges and deductions in connection with the Policy. These include charges assessed monthly for cost of insurance and administration expenses, charges assessed daily against the assets invested in the Investment Account, and loads deducted from premiums paid. These charges are summarized in the Table of Charges and Deductions.


INVESTMENT OPTIONS AND INVESTMENT ADVISERS
Net Premiums may be allocated to the general account or to one or more of the sub-accounts of Manufacturers U.S.A.'s Separate Account N. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.


Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of the Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. The policyowner should discuss this matter with his or her financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES
The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses. The fees and expenses of each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS

Amount Deducted from Premiums       2.00% of the premium paid.

Surrender Charges                   The Company will assess a Surrender Charge
                                    if, during the first 10 years following the Policy Date or the effective date of a Face
                                    Amount increase, the Policy is surrendered or lapses. The Surrender Charge is expressed as a percentage of total premiums paid from the Effective Date to the Policy Year shown.
                                    However, premiums paid in any year in excess of the Target Premium, and premiums paid after the fifth Policy Year are not included in the determination of total premiums paid.
                                    Percentages are as follows:

                                    Policy Year   Percentage  Policy Year  Percentage

                                         1          10.00%         6         5.00%
                                         2           7.50%         7         4.00%
                                         3           5.00%         8         3.00%
                                         4           5.00%         9         2.00%
                                         5           5.00%        10+        0.00%

                                    The Target Premium is based on the Face
                                    Amount, as well as the insured's age at
                                    issue and sex, and is set forth in the
                                    Policy.

                                    A portion of the Surrender Charge may be assessed on a partial withdrawal or a decrease in the Face Amount. See "Charges and Deductions - Surrender Charges on a Partial Withdrawal" and "Death Benefits - Changing the Face Amount - Surrender Charges Assessed on a Decrease."

Monthly Deductions                  The following charges will be deducted from
                                    Net Policy Value:

                                    An administration charge of $12.
                                    The cost of insurance charge.
                                    Any additional charges for supplementary
                                     benefits.

Investment Account Charges          A mortality and expense risk charge is
                                    assessed daily against the value of the
                                    Investment Account assets. This charge
                                    varies by Policy Year as follows:

                                                        Annual Mortality and
                                        Policy Years     Expense Risk Charge
                                            1-10                0.75%
                                             11+                0.40%

Loan Charges                        A fixed loan interest rate of 5.00%.
                                    Interest credited to amounts in the Loan
                                    Account will be equal to the 5.00% rate
                                    charged to the loan less the following Loan
                                    Spread:

                                         Policy Years         Loan Spread
                                             1-10                1.00%
                                             11-20               0.50%
                                              21+                0.25%

Transfer Charge                     A charge of $25 per transfer for each
                                    transfer in excess of 12 in a Policy Year.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES


         TRUST ANNUAL EXPENSES
         (as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)*




                                                                                                               TOTAL TRUST
                                                                                       OTHER EXPENSES         ANNUAL EXPENSES
                                         MANAGEMENT                                   (AFTER EXPENSE          (AFTER EXPENSE
              TRUST PORTFOLIO               FEES          CLASS A RULE 12B-1FEE       REIMBURSEMENT)          REIMBURSEMENT)



         Internet Technologies......       1.000%                0.150%                     0.130%                 1.280%(E)
         Pacific Rim Emerging Markets      0.700%                0.150%                     0.180%                 1.030%
         Telecommunications.........       0.950%                0.150%                     0.130%                 1.230%(A)
         Science & Technology.......       0.916%(F)             0.150%                     0.040%                 1.106%
         International Small Cap....       0.914%                0.150%                     0.440%                 1.504%
         Health Sciences............       0.950%(F)             0.150%                     0.130%                 1.230%(A)
         Aggressive Growth..........       0.850%                0.150%                     0.070%                 1.070%
         Emerging Small Company.....       0.896%                0.150%                     0.050%                 1.096%
         Small Company Blend........       0.900%                0.150%                     0.140%                 1.190%
         Dynamic Growth.............       0.850%                0.150%                     0.070%                 1.070%(E)
         Mid Cap Growth.............       0.850%                0.150%                     0.280%                 1.280%(A)
         Mid Cap Opportunities......       0.850%                0.150%                     0.230%                 1.230%(A)
         Mid Cap Stock..............       0.775%                0.150%                     0.075%                 1.000%
         All Cap Growth.............       0.778%                0.150%                     0.050%                 0.978%
         Financial Services.........       0.800%                0.150%                     0.090%                 1.040%(A)
         Overseas...................       0.800%                0.150%                     0.200%                 1.150%
         International Stock........       0.850%(F)             0.150%                     0.180%                 1.180%
         International Value........       0.850%                0.150%                     0.180%                 1.180%
         Capital Appreciation.......       0.750%                0.150%                     0.500%(H)              1.400%(H)
         Strategic Opportunities ...       0.700%                0.150%                     0.050%                 0.900%
         Quantitative Mid Cap.......       0.650%                0.150%                     0.070%                 0.870%(A)
         Global Equity..............       0.750%                0.150%                     0.120%                 1.020%
         Strategic Growth...........       0.750%                0.150%                     0.120%                 1.020%(A)
         Growth.....................       0.683%                0.150%                     0.050%                 0.883%
         Large Cap Growth...........       0.750%                0.150%                     0.065%                 0.965%
         All Cap Value..............       0.800%                0.150%                     0.140%                 1.090%(A)
         Capital Opportunities......       0.750%                0.150%                     0.160%                 1.060%(A)
         Quantitative Equity........       0.596%                0.150%                     0.050%                 0.796%
         Blue Chip Growth...........       0.713%(F)             0.150%                     0.035%                  .898%
         Utilities..................       0.750%                0.150%                     0.270%                 1.170%(A)
         Real Estate Securities.....       0.650%(A)             0.150%                     0.060%                 0.860%
         Small Company Value........       0.900%(F)             0.150%                     0.190%                 1.240%
         Mid Cap Value..............       0.800%                0.150%                     0.160%                 1.110%(A)
         Value......................       0.650%                0.150%                     0.060%                 0.860%
          Tactical Allocation.......       0.750%                0.150%                     0.430%                 1.330%(E)
         Equity Index (I)...........       0.250%                0.000%                     0.150%                 0.400%
         Fundamental Value..........       0.800%                0.150%                     0.130%                 1.080%(A)
         Growth & Income............       0.524%                0.150%                     0.040%                 0.714%
         U.S. Large Cap Value.......       0.725%                0.150%                     0.055%                 0.930%
         Equity-Income..............       0.725%(F)             0.150%                     0.035%                 0.910%
         Income & Value.............       0.650%                0.150%                     0.060%                 0.860%
         Balanced...................       0.554%(A)             0.150%                     0.060%                 0.764%
         High Yield.................       0.625%                0.150%                     0.065%                 0.840%
         Strategic Bond.............       0.625%                0.150%                     0.095%                 0.870%
         Global Bond................       0.600%                0.150%                     0.200%                 0.950%
         Total Return...............       0.600%                0.150%                     0.065%                 0.815%
         Investment Quality Bond....       0.500%                0.150%                     0.080%                 0.730%
         Diversified Bond...........       0.600%                0.150%                     0.060%                 0.810%
         U.S. Government Securities.       0.550%                0.150%                     0.070%                 0.770%
         Money Market...............       0.350%                0.150%                     0.040%                 0.540%

        Small Cap Index...............     0.375%                0.150%                     0.075%(G)               0.600%(E)
         International Index..........     0.400%                0.150%                     0.050%(G)               0.600%(E)
         Mid Cap Index................     0.375%                0.150%                     0.075%(G)               0.600%(E)
         Total Stock Market Index.....     0.375%                0.150%                     0.075%(G)               0.600%(E)
         500 Index....................     0.375%                0.150%                     0.025%(G)               0.550%(E)
         Lifestyle Aggressive 1000(D).     0.070%                0.000%                     1.089%(B)               1.159%(C)
         Lifestyle Growth 820(D)......     0.055%                0.000%                     0.971%(B)               1.026%(C)
         Lifestyle Balanced 640(D)....     0.055%                0.000%                     0.893%(B)               0.948%(C)
         Lifestyle Moderate 460(D)....     0.064%                0.000%                     0.821%(B)               0.885%(C)
         Lifestyle Conservative 280(D)     0.075%                0.000%                     0.790%(B)               0.865%(C)



        *EFFECTIVE JANUARY 1, 2002, THE TRUST IMPLEMENTED A CLASS A RULE 12B-1
         PLAN WHILE SIMULTANEOUSLY REDUCING ITS ADVISORY FEES AND IMPLEMENTING ADVISORY FEE BREAKPOINTS. THE TRUST ANNUAL EXPENSE CHART REFLECTS THESE CHANGES.


         (A) Based on estimates to be made during the current fiscal year.
         (B) Reflects expenses of the Underlying Portfolios.


         (C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the underlying portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)



          If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.


          This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2000) as noted in the chart below:



          TRUST                             MANAGEMENT                 RULE 12B-1       OTHER             TOTAL TRUST
          TRUST PORTFOLIO                   FEES                       FEES             EXPENSES          ANNUAL EXPENSES
          Lifestyle Aggressive 1000        0.070%                     0.000%           1.114%             1.184%
          Lifestyle Growth 820......       0.055%                     0.000%           0.981%             1.036%
          Lifestyle Balanced 640....       0.055%                     0.000%           0.903%             0.958%
          Lifestyle Moderate 460....       0.064%                     0.000%           0.846%             0.910%
          Lifestyle Conservative 280       0.075%                     0.000%           0.822%             0.897%


         (D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote ( C ) above.
         (E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.
         (F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust and the Equity-Income Trust. The fee reduction is based on the combined asset level of all five portfolios and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:


                                                               FEE REDUCTION
                                                            (AS A PERCENTAGE OF
           COMBINED ASSET LEVELS                             THE ADVISORY FEE)
           First $750 million                                    0.00%
           Between $750 million and $1.5 billion                 2.50%
           Between $1.5 billion and $3.0 billion                 3.75%


           The fee reductions are applied to the advisory fees of each of the five portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of February 28, 2001, the combined asset level for all four portfolios was approximately $4.469 billion resulting in a fee reduction of 3.065%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

         G MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts:
               0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, and 0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.
         H Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.

         I The Equity Index Trust is available only for Policies issued for applications dated prior to May 1, 2000. Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceeds an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation may be terminated at any time by MSS. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.55%, and Other Expenses would have been 0.30%, of the average annual net assets of the Equity Index Trust.



          J    For any policyowner who has allocated premiums to the 500 Index

               Trust, the Company will waive contract charges by an amount sufficient so that the total trust annual expenses for the 500 Index Trust will not exceed 0.40% per annum on an annualized basis. This waiver may be terminated at any time by the Company.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

The Trust currently has twenty-five subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.

         SUBADVISER                                   PORTFOLIO

         A I M Capital Management, Inc.               All Cap Growth Trust
                                                      Aggressive Growth Trust


         Brinson Advisors, Inc.                       Tactical Allocation Trust


         Capital Guardian Trust Company               Small Company Blend Trust
                                                      U.S. Large Cap Value Trust
                                                      Income & Value Trust
                                                      Diversified Bond Trust

         Cohen & Steers Capital Management, Inc.      Real Estate Securities Trust

         Davis Select Advisers, L.P.                  Financial Services Trust
                                                      Fundamental Value Trust

         The Dreyfus Corporation                      All Cap Value Trust

         Fidelity Management & Research Company       Strategic Opportunities Trust (A)
                                                      Large Cap Growth Trust
                                                      Overseas Trust

         Founders Asset Management LLC                International Small Cap Trust



         Franklin Advisers, Inc.                      Emerging Small Company Trust

         INVESCO Funds Group, Inc.                    Telecommunications Trust

                                                      Mid Cap Growth Trust
         Janus Capital Corporation                    Dynamic Growth Trust

         Jennison Associates LLC                      Capital Appreciation Trust

         Lord, Abbett & Co.                           Mid Cap Value Trust


         Manufacturers Adviser Corporation            Pacific Rim Emerging Markets Trust
                                                      Quantitative Equity Trust
                                                      Quantitative Mid Cap Trust
                                                      Equity Index Trust(C)
                                                      Money Market Trust
                                                      Index Trusts
                                                      Lifestyle Trusts(B)
                                                      Balanced  Trust

         Massachusetts Financial Services Company     Strategic Growth Trust
                                                      Capital Opportunities Trust
                                                      Utilities Trust

         Miller Anderson & Sherrerd, LLP              Value Trust
                                                      High Yield Trust



         Munder Capital Management                    Internet Technologies Trust

         Pacific Investment Management Company        Global Bond Trust
                                                      Total Return Trust

         Putnam Investment Management, L.L.C.         Mid Cap Opportunities Trust
                                                      Global Equity Trust

         Salomon Brothers Asset Management Inc        U.S. Government Securities Trust
                                                      Strategic Bond Trust

         SSgA Funds Management, Inc.                  Growth Trust
                                                      Lifestyle Trusts(B)

         T. Rowe Price Associates, Inc.               Science & Technology Trust
                                                      Small Company Value Trust
                                                      Health Sciences Trust
                                                      Blue Chip Growth Trust
                                                      Equity-Income Trust

         T. Rowe Price International, Inc.            International Stock Trust

         Templeton Investment Counsel, Inc.           International Value Trust

         Wellington Management Company, LLP           Growth & Income Trust
                                                      Investment Quality Bond Trust
                                                      Mid Cap Stock Trust



          (A) Formerly, the Mid Cap Blend Trust.
          (B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.
          (C) The Equity Index Trust is available for policies issued to clients (corporations and other entities) who as of May 1, 2000 have at least one currently effective variable life insurance policy with the Company.

GENERAL INFORMATION ABOUT MANUFACTURERS


MANUFACTURERS  U.S.A.



We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS


Manufacturers Life and Manufacturers U.S.A. have received the following ratings from independent rating agencies:


Standard and Poor's Insurance Ratings Service:    AA+ (for financial strength)
A.M.Best Company:                                 A++ (for financial strength)
Fitch:                                            AAA (for financial strength)
Moody's Investors Service, Inc.:                  Aa2 (for financial strength)


These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manufacturers U.S.A. as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.



THE SEPARATE ACCOUNT
The manufacturers life Insurance Company of America ("ManAmerica") established its Separate Account Four (the "Separate Account") on March 17, 1987 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to Manufacturers U.S.A. As a result of this transaction, Manufacturers U.S.A. became the owner of all of ManAmerica's assets, including the assets of the separate account and assumed all of ManAmerica's obligations including those under the Policies. The ultimate parent of both ManAmerica and Manufacturers U.S.A. is Manulife Financial Corporation ("MFC"). The Separate Account holds assets that are segregated from all of Manufacturers U.S.A.'s other assets. The Separate Account is currently used only to support variable life insurance policies.



ASSETS OF THE SEPARATE ACCOUNT
Manufacturers U.S.A. is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manufacturers U.S.A.. Manufacturers U.S.A. will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers U.S.A. conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers U.S.A.



REGISTRATION
The Separate Account is registered with the SEC under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers U.S.A.



THE TRUST
Each sub-account of the Separate Account will purchase shares only of a particular Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts and the Equity Index Trust, are subject to a Rule 12b-1 fee of .15% of a portfolio's Class A net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manufacturers U.S.A. to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyholders, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.



The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers U.S.A. will also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.


INVESTMENT OBJECTIVES OF THE PORTFOLIOS
The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS
The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset,s under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price Index. (The Equity Index Trust is available only for policies issued for applications dated prior to May 1,
2000).

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying

Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

ISSUING A POLICY

USE OF THE POLICY

The Policy is designed to provide to corporations and other entities life insurance coverage on their employees or other persons in whose lives they have an insurable interest. The Policy may be owned individually or by a corporation, trust, association, or similar entity. The Policy may be used for such purposes as funding non-qualified executive deferred compensation or salary continuation plans, as a means of funding death benefit liabilities incurred under executive retirement plans, or as a source for funding cash flow obligations under such plans.

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex and/or smoking status, with prior approval from the Company. A Policy will only be issued on the lives of insureds from ages 20 through 80.

Each Policy is issued with a Policy Date, an Effective Date and an Issue Date. The Policy Date is the date coverage takes effect under the Policy and the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company approves issuance of the Policy and the date the Company receives at least the minimum initial premium. The Issue Date is the date from which the Suicide and Incontestability provisions of the Policy are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

(i) the Policy Date and the Effective Date will be the date the Company receives the check at its service office, and

(ii) the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date, and the life insured must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust. As of the Effective Date, the premiums paid plus interest credited, net of the premium load, will be allocated among the Investment Accounts and/or Guaranteed Interest Account in accordance with the policyholder's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.


MINIMUM INITIAL FACE AMOUNT
Manufacturers U.S.A. will issue a Policy only if it has a Face Amount of at least $50,000.


BACKDATING A POLICY
Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated.

TEMPORARY INSURANCE AGREEMENT
In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

UNDERWRITING
The policies are offered on three underwriting bases, which vary by the amount of information required of the prospective insured. These bases are: short form underwriting, simplified underwriting, and regular (medical) underwriting. These are described in more detail below. Regardless of which underwriting procedure is used, the acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

SHORT FORM UNDERWRITING
Generally, the availability of short form underwriting depends on the characteristics of the Case, such as the number of lives to be insured and the amounts of insurance. Under Short Form underwriting, a proposed Insured is required to answer qualifying questions in the application, but is not required to submit to a medical or paramedical exam. Short form underwriting is generally available only up to issue age 65.

SIMPLIFIED UNDERWRITING
Like short form underwriting the availability of simplified underwriting depends on the characteristics of the Case. Under Simplified Underwriting, the proposed insured is required to respond satisfactorily to certain health questions in the application. Medical records, such as "Attending Physician's Statements" (APS's) are generally required. In some instances, a blood test may also be required.

REGULAR UNDERWRITING
If the requirements for short form or simplified underwriting are not satisfied, the Company will require satisfactory evidence of insurability. This may include medical exams and other information. Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

RIGHT TO EXAMINE THE POLICY


A Policy may be returned for a refund within 10 days after it is received. Some states provide a longer period of time to exercise this right. The Policy will indicate if the policyholder has a longer time. The Policy can be mailed or delivered to the Manufacturers U.S.A. agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to:


(a) the difference between payments made and amounts allocated to the Separate Account and the Guaranteed Interest Account; plus
(b) the value of the amount allocated to the Separate Account and the Guaranteed Interest Account as of the date the returned Policy is received by the Company; minus
(c)  any partial withdrawals made and policy loans taken.

Some state laws require the refund of all premiums paid, without adjustment for the investment gains and losses of the Separate Account. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period, and the policyholder will receive a refund of all payments made less any partial withdrawals and policy loans taken.

If a policyholder requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If cancelled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyholder may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

DEATH BENEFITS
If the Policy is in force at the time of the life insured's death, the Company will pay an insurance benefit upon receipt of Due Proof of Death. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

LIFE INSURANCE QUALIFICATION
A Policy must satisfy either of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended. At the time of application, the policyholder may choose a Policy which uses either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST
Under the Cash Value Accumulation Test ("CVA Test"), the Policy's death benefit must be at least equal to the Minimum Death Benefit. There is no restriction on the amount of premiums that may be paid into a Policy. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any premium that would increase the net amount at risk under the Policy.

GUIDELINE PREMIUM TEST
The Guideline Premium Test ("GLP Test") restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below). However, the Minimum Death Benefit Percentages are lower than those required under the Cash Value Accumulation Test.

Changes to the Policy may affect the maximum amount of premiums, such as:

-        A change in the policy's Face Amount.
-        A change in the death benefit option.
-        Partial Withdrawals.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company will require the policyholder to take a partial withdrawal. In addition, these changes could reduce the future premium limitations.

MINIMUM DEATH BENEFIT
Both the Cash Value Accumulation Test ("CVA Test") and the Guideline Premium Test ("GLP Test") require a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for each test are shown in the Table of Minimum Death Benefit Percentages.

                   TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES

               GLP TEST          CVA TEST                       GLP TEST           CVA TEST
     AGE        PERCENT      MALE        FEMALE        AGE       PERCENT       MALE       FEMALE

     20          250%        653%         779%         60         130%         192%        221%
     21          250%        634%         754%         61         128%         187%        214%
     22          250%        615%         730%         62         126%         182%        208%
     23          250%        597%         706%         63         124%         178%        203%
     24          250%        580%         684%         64         122%         174%        197%
     25          250%        562%         662%         65         120%         170%        192%
     26          250%        545%         640%         66         119%         166%        187%
     27          250%        528%         619%         67         118%         162%        182%
     28          250%        511%         599%         68         117%         159%        177%
     29          250%        494%         580%         69         116%         155%        173%

               GLP TEST          CVA TEST                       GLP TEST           CVA TEST
     AGE        PERCENT      MALE        FEMALE        AGE       PERCENT       MALE       FEMALE
     30          250%        479%         561%         70         115%         152%        169%
     31          250%        463%         542%         71         113%         149%        164%
     32          250%        448%         525%         72         111%         146%        160%
     33          250%        433%         507%         73         109%         144%        156%
     34          250%        419%         491%         74         107%         141%        153%
     35          250%        406%         475%         75         105%         139%        149%
     36          250%        392%         459%         76         105%         136%        146%
     37          250%        380%         444%         77         105%         134%        143%
     38          250%        367%         430%         78         105%         132%        140%
     39          250%        356%         416%         79         105%         130%        138%
     40          250%        344%         403%         80         105%         129%        135%
     41          243%        333%         390%         81         105%         127%        133%
     42          236%        323%         378%         82         105%         125%        130%
     43          229%        313%         366%         83         105%         124%        128%
     44          222%        303%         355%         84         105%         122%        126%
     45          215%        294%         344%         85         105%         121%        124%
     46          209%        285%         333%         86         105%         120%        123%
     47          203%        277%         323%         87         105%         119%        121%
     48          197%        268%         313%         88         105%         118%        119%
     49          191%        260%         304%         89         105%         116%        118%
     50          185%        253%         295%         90         105%         116%        117%
     51          178%        245%         286%         91         104%         115%        115%
     52          171%        238%         278%         92         103%         114%        114%
     53          164%        232%         270%         93         102%         112%        113%
     54          157%        225%         262%         94         101%         111%        112%
     55          150%        219%         254%         95         100%         110%        110%
     56          146%        213%         247%         96         100%         109%        109%
     57          142%        207%         240%         97         100%         107%        107%
     58          138%        202%         233%         98         100%         106%        106%
     59          134%        197%         227%         99         100%         105%        105%

DEATH BENEFIT OPTIONS
There are two death benefit options, described below.

DEATH BENEFIT OPTION 1
Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2
Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION
The death benefit option may be changed on the first day of any Policy month. The change will occur on the first day of the next Policy month which is 30 days after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2
The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value on the date of the change. The Policy will not be assessed a Surrender Charge for a reduction in Face Amount solely due to a change in the death benefit option.

CHANGE FROM OPTION 2 TO OPTION 1
The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value on the date of the change. No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT
Subject to the limitations stated in this Prospectus, a policyholder may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

Increases in Face Amount are subject to satisfactory evidence of insurability. An increase will become effective at the beginning of the Policy month following the date Manufacturers U.S.A. approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum Issue Age for new Policies at that time.


NEW SURRENDER CHARGES FOR AN INCREASE
An increase in Face Amount will result in the Policy's being subject to new Surrender Charges. The new Surrender Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. For purposes of determining the new Surrender Charges a portion of the premiums paid on or subsequent to the increase will be deemed to be premiums attributable to the increase. The portion attributable to the increase in any Policy Year will be the amount of premiums in excess of the sum of the Target Premiums for the (i) initial Face Amount during the first five Policy Years and (ii) all prior increases that are in effect at the time of the increase in Face Amount and have been in effect for less than five years.

INCREASE WITH PRIOR DECREASES
If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. There will be no new Surrender Charges associated with these increases, since Surrender Charges will have already been assessed at the time of the prior decrease.

DECREASE IN FACE AMOUNT

A written request from a policyholder for a decrease in the Face Amount must be received by Manufacturers U.S.A. at least 30 days prior to the first day of a policy month for the change to take effect on the first day of that policy month. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively.


SURRENDER CHARGES ASSESSED ON A DECREASE
A portion of a Policy's Surrender Charge will be deducted from the Policy Value on a decrease in Face Amount. Since Surrender Charges are determined separately for the initial Face Amount and each Face Amount Increase, the portion of the Surrender Charges to be deducted with respect to each level of insurance coverage will be determined separately. The portion of the Surrender Charge deducted with respect to a level of coverage will be equal to:

(a)      the amount of the decrease; divided by
(b)      the amount of the coverage prior to the decrease; multiplied by
(c)      the Surrender Charge for the coverage.

The charges will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value.

Whenever a portion of the surrender charges are deducted as a result of a decrease in Face Amount, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately prior to the decrease in Face Amount.

PREMIUM PAYMENTS

INITIAL PREMIUMS
No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Guaranteed Interest Account in accordance with the policyholder's instructions.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Guaranteed Interest Account as of the date the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each policy month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

EXCEPTION FOR CERTAIN STATES
Some state laws require the refund of all premiums paid, without adjustment for gains and losses of the Separate Account, if a Policy is returned during the right to examine period. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period. At the end of this period, the Policy Value in the Money Market Trust will be allocated among the Investment Accounts or the Guaranteed Interest Account. The Policy will state if a return of premiums is required.

SUBSEQUENT PREMIUMS
After the payment of the initial premium, premiums may be paid at any time and in any amount during the lifetime of the life insured, subject to the limitations on premium amount described below.


A Policy will be issued with a planned premium, which is based on the amount of premium the policyholder wishes to pay. Manufacturers U.S.A. will send notices to the policyholder setting forth the planned premium at the payment interval selected by the policyholder. However, the policyholder is under no obligation to make the indicated payment.


Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

MAXIMUM PREMIUM LIMITATION
If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then-current maximum premium limitation. The maximum premium limitations are set forth in the Policy.

PREMIUM ALLOCATION
Premiums may be allocated to either the Guaranteed Interest Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Guaranteed Interest Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. Alternatively, a policyholder may specify the allocation of a specific premium payment in dollar amounts, so long as the total allocation among the Investment Accounts equals the Net Premium paid. A policyholder may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

CHARGES AND DEDUCTIONS

AMOUNT DEDUCTED FROM PREMIUMS

Manufacturers U.S.A. deducts an amount from each premium payment equal to 2.00% of the premium. Premium Loads are deducted in order to cover federal, state and local taxes on premium payments.


SURRENDER CHARGES
The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

-    the Policy is surrendered for its Net Cash Surrender Value,
-    a partial withdrawal is made in excess of the Free Partial Withdrawal
     Amount,
-    the Face Amount is decreased, or
-    the Policy lapses.

The Surrender Charge is expressed as a percentage of the total premiums paid from the Effective Date. However, premiums paid in any Policy Year in excess of the Target Premium, and premiums paid after the fifth Policy Year, are not counted in the determination of total premiums paid. Therefore, the timing of premium payments may affect the amount of the Surrender Charge. The percentages vary by Policy Year as follows:

            Policy Year                          Percentage

                 1                                  10.00%
                 2                                   7.50%
                 3                                   5.00%
                 4                                   5.00%
                 5                                   5.00%
                 6                                   5.00%
                 7                                   4.00%
                 8                                   3.00%
                 9                                   2.00%
                10+                                  0.00%

Although the percentages remain level or decrease as the Policy Year increases, the total dollar amount of Surrender Charges may increase, as the total premium paid increases.

The Target Premium is based on the Face Amount, as well as the insured's age at issue and sex, and is set forth in the Policy.

Depending upon the circumstances, including the premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and, therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL
A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal which exceeds the Free Withdrawal Amount to the Net Cash Surrender Value of the Policy immediately prior to the withdrawal. The Surrender Charges will be deducted on a pro-rata basis from each of the Investment Accounts and the Guaranteed Interest Account. If the amount in the accounts are not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

FREE WITHDRAWAL AMOUNT
The Free Withdrawal Amount is equal to 10% of the Net Cash Surrender Value at the time of the withdrawal. In determining what, if any, portion of a partial withdrawal is in excess of the Free Withdrawal Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.

MONTHLY CHARGES
On the Policy Date and at the beginning of each policy month, a deduction is due from the Policy Value to cover certain charges in connection with the Policy until the insured reaches age 100. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. The charges consist of:

(i)      a monthly administration charge;
(ii)     a monthly charge for the cost of insurance;
(iii)    a monthly charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyholder, the monthly deduction will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy value in each bears to the Net Policy Value.

ADMINISTRATION CHARGE
This charge will be equal to $12 per policy month, which is guaranteed not to increase. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under a Policy.

COST OF INSURANCE CHARGE
The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases in the order of the increases.

The net amount at risk is equal to the greater of zero, or the result of
(a) minus (b) where:

(a) is the death benefit as of the first day of the month, divided by 1.0032737; and

(b) is the Policy Value as of the first day of the month.

The cost of insurance rate is based upon the following factors:

- the issue age, sex (unless unisex rates are required by law) and smoking status of the life insured;
-    the underwriting class of the Policy;
-    the number of years since issue or since an increase in Face Amount;
-    the amount of the Death Benefit in excess of the Face Amount; and
-    any extra charges for additional ratings indicated in the Policy.

Cost of insurance rates will generally increase with the life insured's age.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be changed from time to time on a basis which does not unfairly discriminate within the class of lives insured. In no event will the cost of insurance rate exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables.

CHARGES FOR SUPPLEMENTARY BENEFITS
If the Policy includes Supplementary Benefits, a charge will be made applicable to such Supplementary Benefit.

CHARGES ASSESSED AGAINST ASSETS OF THE INVESTMENT ACCOUNTS
A daily charge is assessed against amounts in the Investment Accounts equal to a percentage of the value of the Investment Account. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:

                                                   Equivalent Annual
                        Daily Mortality and       Mortality and Expense
        Policy Year     Expense Risk Charge            Risk Charge

           1-10            0.000020625%                   0.75%
            11+            0.000010981%                   0.40%

CHARGES FOR TRANSFERS
A charge of $25 will be imposed on each transfer in excess of twelve in a policy year.


REDUCTION IN CHARGES
The Policy is available for purchase by corporations and other groups or sponsoring organizations for multiple life sales. Manufacturers U.S.A. reserves the right to reduce any of the Policy's loads or charges on certain Cases where it is expected that the amount or nature of such Cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyholder, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manufacturers U.S.A. believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform Case basis. Reductions in charges will not be unfairly discriminatory to any policyholders.


COMPANY TAX CONSIDERATIONS
At the present time, the Company makes no specific charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE
A Policy has a Policy Value, a portion of which is available to the policyholder by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Guaranteed Interest Account, and the Loan Account.

INVESTMENT ACCOUNTS
An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.


GUARANTEED INTEREST ACCOUNT
Amounts in the Guaranteed Interest Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manufacturers U.S.A.. For a detailed description of the Guaranteed Interest Account, see "The General Account - Guaranteed Interest Account".


LOAN ACCOUNT
Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS
Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES
The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) minus (c), where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transaction are made on that day;

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transaction were made for that day; and

(c) is a charge not exceeding the daily mortality and expense risk charge shown in the "Charges and Deductions - Charges Assessed Against Assets of the Investment Accounts" section.

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

Due to the fact that the daily mortality and expense risk charge varies by Policy Years, two unit values will be calculated for each sub-account commencing 10 years after the effective date of the first Policy.

TRANSFERS OF POLICY VALUE
At any time, a policyholder may transfer Policy Value from one sub-account to another or to the Guaranteed Interest Account. Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

These transfer privileges are subject to the Company's consent. The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust.

TRANSFER CHARGES
A policyholder may make up to twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of $25 per transfer. This charge will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the amount transferred from each bears to the total amount transferred. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs, discussed below, do not count against the number of free transfers permitted per Policy Year.

TRANSFERS INVOLVING GUARANTEED INTEREST ACCOUNT
The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 25% of the Guaranteed Interest Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money Market Trust.


TELEPHONE TRANSFERS
Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers U.S.A. will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.


POLICY LOANS
At any time while this Policy is in force, a policyholder may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Policy Loan Interest."

MAXIMUM LOAN

The amount of any loan cannot exceed the amount which would cause the Policy Debt to equal the Loan Value of the Policy on the date of the loan.

LOAN VALUE

The Loan Value is equal to the Policy's Cash Surrender Value less the monthly deductions due to the next Policy Anniversary.

EFFECT OF POLICY LOAN

A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Guaranteed Interest Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 5.00%.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Guaranteed Interest Account and transferred to the Loan Account. The policyholder may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Spread. The Loan Spread varies by policy year as follows:

            Policy Year                          Loan Spread
                1-10                                1.00%
               11-20                                0.50%
                21+                                 0.25%

LOAN ACCOUNT ADJUSTMENTS

On the first day of each policy month the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Guaranteed Interest Account. Amounts transferred from the Loan Account will be allocated to the Investment Accounts and the Guaranteed Interest Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

LOAN REPAYMENTS

Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Guaranteed Interest Account or the Investment Accounts. Loan repayments will be allocated to the Guaranteed Interest Account and each Investment Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which Manufacturers U.S.A. receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.


PARTIAL WITHDRAWALS

A policyholder may make a partial withdrawal of the Net Cash Surrender Value. The policyholder may specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges. Reductions in Face Amount resulting from partial withdrawals will not incur any Surrender Charges above the Surrender Charges applicable to the withdrawal.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

LAPSE AND REINSTATEMENT

LAPSE


A Policy will go into default if at the beginning of any policy month the Policy's Net Cash Surrender Value would go below zero after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." Manufacturers U.S.A. will notify the policyholder of the default and will allow a 61 day grace period in which the policyholder may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any appliable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.


DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

REINSTATEMENT

A policyholder can reinstate a Policy which has terminated after going into default at any time within the five year period following the date of termination subject to the following conditions:

(a)      The Policy must not have been surrendered for its Net Cash Surrender
         Value;

(b) Evidence of the life insured's insurability satisfactory to Manufacturers U.S.A. is furnished to the Company; and


(c) A premium equal to the payment required during the grace period following default to keep the Policy in force is paid to the Company.

THE GENERAL ACCOUNT


The general account of Manufacturers U.S.A. consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manufacturers U.S.A. has sole discretion over the investment of the assets of the general account.


By virtue of exclusionary provisions, interests in the general account of Manufacturers U.S.A. have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.


GUARANTEED INTEREST ACCOUNT


A policyholder may elect to allocate net premiums to the Guaranteed Interest Account or to transfer all or a portion of the Policy Value to the Guaranteed Interest Account from the Investment Accounts. Manufacturers U.S.A. will hold the reserves required for any portion of the Policy Value allocated to the Guaranteed Interest Account in its general account. Transfers from the Guaranteed Interest Account to the Investment Accounts are subject to restrictions.


POLICY VALUE IN THE GUARANTEED INTEREST ACCOUNT The Policy Value in the Guaranteed Interest Account is equal to:

(a)      the portion of the net premiums allocated to it; plus

(b)      any amounts transferred to it; plus

(c)      interest credited to it; less

(d)      any charges deducted from it; less

(e)      any partial withdrawals from it; less

(f)      any amounts transferred from it.


INTEREST ON THE GUARANTEED INTEREST ACCOUNT


An allocation of Policy Value to the Guaranteed Interest Account does not entitle the policyholder to share in the investment experience of the general account. Instead, Manufacturers U.S.A. guarantees that the Policy Value in the Guaranteed Interest Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyholder pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.


OTHER PROVISIONS OF THE POLICY

POLICYHOLDER RIGHTS

Unless otherwise restricted by a separate agreement, the policyholder may:

-        Vary the premiums paid under the Policy.

-        Change the death benefit option.

-        Change the premium allocation for future premiums.

-        Transfer amounts between sub-accounts.

-        Take loans and/or partial withdrawals.

-        Surrender the contract.

-        Transfer ownership to a new owner.

- Name a contingent owner that will automatically become owner if the policyholder dies before the insured.

-        Change or revoke a contingent owner.

-        Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS


Manufacturers U.S.A. will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manufacturers U.S.A. assumes no responsibility for the validity or effects of any assignment.


BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyholder by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyholder during the life insured's lifetime by giving written notice to the Company in a form satisfactory to us. If the life insured dies and there is no surviving beneficiary, the policyholder, or the policyholder's estate if the policyholder is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY


Manufacturers U.S.A. will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the life insured's lifetime for two years. If a Policy has been reinstated and been in force for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.


MISSTATEMENT OF AGE OR SEX


If the life insured's stated age or sex or both in the Policy are incorrect, Manufacturers U.S.A. will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.


SUICIDE EXCLUSION


If the life insured, whether sane or insane, dies by suicide within two years from the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), Manufacturers U.S.A. will pay only the premiums paid less any partial withdrawals and any Policy Debt. If the life insured should die by suicide within two years after a Face Amount increase, the death benefit for the increase will be limited to the monthly deductions for the increase. At the discretion of the Company, this provision may be waived under some circumstances, such as policies purchased in conjunction with certain existing benefit plans.


SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including, in the case of a Policy owned by a corporation or other similar entity, a benefit permitting a change in the life insured (a taxable event). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY


The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANUFACTURERS U.S.A. DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.


The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

1. The Policy must satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 (the "Code").

2. The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

3. The Policy must be a valid life insurance contract under applicable state law.

4. The Policyholder must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the contract, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyholder pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

State regulations require that the policyholder have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyholder's gross income. The IRS has stated in published rulings that a variable policyholder will be considered the owner of separate account assets if the policyholder possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyholder), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyholders were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyholder or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES

Generally, the policyholder will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

(a) the aggregate amount of any premiums or other consideration paid for a Policy; minus

(b) the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyholder (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract or "MEC," to the extent such amount has been excluded from gross income, will be disregarded); plus

(c) the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyholder.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MEC'S

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyholder of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyholder.

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyholder in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

(a) First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

(b) Second, loans taken from or secured by such a Policy and assignments and pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

(c) Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

         (i)      is made on or after the policyholder attains age 59 1/2;

         (ii)     is attributable to the policyholder becoming disabled; or

         (iii) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyholder or the joint lives (or joint life expectancies) of the policyholder and the policyholder's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven policy years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyholder should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during the first seven policy years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium on the next anniversary will be refunded to the policyholder). The policyholder will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyholder does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyholder. The portion of the premium which is not excess will be applied as of the date received. The policyholder will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by a Company (or its affiliates) to the same policyholder during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the Policyholder is an individual, and if the taxpayer is a business and is not the Policyholder, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES

A policyholder generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same life insured and issued by the Company or another insurance company, except to the extent that the policyholder receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyholder's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the life insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyholder and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity-split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

(a)      the value each year of the life insurance protection provided;

(b)      an amount equal to any employer-paid premiums; or

(c) some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS


As long as the Policy is in force, Manufacturers U.S.A. will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay the payment of any policy loans, surrenders, partial withdrawals, or insurance benefit that depends on Guaranteed Interest Account values for up to six months or in the case of any Investment Account for any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.

REPORTS TO POLICYHOLDERS


Within 30 days after each Policy Anniversary, Manufacturers U.S.A. will send the policyholder a statement showing, among other things:


-        the amount of death benefit;

- the Policy Value and its allocation among the Investment Accounts, the Guaranteed Interest Account and the Loan Account;

- the value of the units in each Investment Account to which the Policy Value is allocated;

-        the Policy Debt and any loan interest charged since the last report;

- the premiums paid and other Policy transactions made during the period since the last report; and

-        any other information required by law.

Each policyholder will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES


Manulife Financial Securities, LLC ("Manulife Services"), an indirect wholly-owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manufacturers U.S.A. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located At 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The managing member of Manulife Services is Manufacturers U.S.A. The Policies Will be sold by registered representatives of either Manulife Securities or other broker-dealers having distribution agreements with Manulife Services who are also authorized by state insurance departments to do so. The policies will be sold in all states of the United States Except New York.


A registered representative will receive commissions not to exceed 15% of premiums paid up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in Policy Years 1 through 5, commissions of 2.5% of premiums paid in Policy Years 6 and later, and after the fifth anniversary 0.20% of the Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers U.S.A. or Manufacturers Life will be eligible for additional compensation.


RESPONSIBILITIES OF MANUFACTURERS LIFE


The Manufacturers Life Insurance Company "Manufacturers Life" and Manufacturers U.S.A., have entered into an agreement with Manulife Securities pursuant to which Manufacturers Life or Manufacturers U.S.A., on behalf of Manulife Securities will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers U.S.A., prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and Such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse Manufacturers Life or Manufacturers U.S.A. for all sales commissions paid by Manufacturers Life or Manufacturers U.S.A and will pay Manufacturers Life or Manufacturers U.S.A. for its other services under the agreement in such amounts and at such times as agreed to by the parties.


MFC has also entered into a Service Agreement with Manufacturers U.S.A. pursuant to which MFC will provide to Manufacturers U.S.A. with issue, administrative, general services and recordkeeping functions on behalf of Manufacturers U.S.A. with respect to all of its insurance policies including the Policies.


VOTING RIGHTS


As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manufacturers U.S.A. is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers U.S.A. will vote shares held in the sub-accounts in accordance with instructions received from policyholders having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyholders are received, including shares not attributable to the Policies, will be voted by Manufacturers U.S.A. in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers U.S.A. to vote shares held in the Separate Account in its own right, it may elect to do so.


The number of shares in each sub-account for which instructions may be given by a policyholder is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers U.S.A., but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manufacturers U.S.A. may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that the Company reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers U.S.A. does disregard voting instructions, it will advise policyholders of that action and its reasons for such action in the next communication to policyholders.


SUBSTITUTION OF PORTFOLIO SHARES


It is possible that in the judgment of the management of Manufacturers U.S.A., one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers U.S.A. may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and one or more state insurance departments may be required.


Manufacturers U.S.A. also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company,
(iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.


RECORDS AND ACCOUNTS


McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339, will act as a Transfer Agent on behalf of Manufacturers U.S.A. as it relates to the Policies described in this Prospectus. In the role of a Transfer Agent, McCamish Systems will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals and fund transfers on behalf of the Company.


All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by McCamish Systems on behalf of the Company.

STATE REGULATIONS


Manufacturers U.S.A. is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.


Manufacturers U.S.A. is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.


LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS


The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and for each of the three years ended December 31, 2000 and the financial statements of Separate Account N of The Manufacturers Life Insurance Company of America at December 31, 2000 and 1999, and for each of the two years ended December 31, 2000, appearing in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.


For further information you may also contact Manufacturers U.S.A.'s Home Office, the address and telephone number of which are on the first page of the prospectus.


OFFICERS AND DIRECTORS

                     POSITION WITH
NAME                 MANUFACTURERS U.S.A.      PRINCIPAL OCCUPATION
James Boyle          Director                  President of U.S. Annuities, Manulife Financial, July 1999 to present; Vice
(42)**                                         President, Institutional Markets, Manulife Financial, May 1998 to June 1999;
                                               Vice President, Administration of U.S. Annuities, Manulife Financial, September
                                               1996 to May 1998; Vice President, Treasurer and Chief Administrative Officer,
                                               North American Funds, June 1994 to September 1996.


Robert A. Cook       Senior Vice President,    Senior Vice President, U.S. Individual Insurance, The Manufacturers Life
(45)**               U.S. Insurance;           Insurance Company, January 1999 to present; Vice President, Product Management,
                     Director                  The Manufacturers Life Insurance Company, January 1996 to December 1998; Sales
                                               and Marketing Director, The Manufacturers Life Insurance Company, 1994 to 1995.


Peter Copestake      Vice President, Finance   Vice President & Treasurer, The Manufacturers Life Insurance Company, November
(45)***                                        1999 to present; Vice President, Asset Liability Management, Canadian Imperial
                                               Bank of Commerce (CIBC), 1991 to 1999; Director, Capital Management, Bank of
                                               Montreal, 1986-1990; Inspector General of Banks, Department of Finance,
                                               1980-1985.

John D. DesPrez      Chairman and President    Executive Vice President, U.S. Operation, The Manufacturers Life Insurance
III (43)**                                     Company, January 1999 to date; Senior Vice President, U.S. Annuities, The
                                               Manufacturers Life Insurance Company, September 1996 to December 1998;
                                               President of the Manufacturers Life Insurance Company of North America,
                                               September 1996 to December, 1998; Vice President, Mutual Funds, North American
                                               Security Life Insurance Company, January 1995 to September 1996.

James D. Gallagher   Vice President,           Vice President, US Law and Government Relations, U.S. Operations, the
(45)**               Secretary and General     Manufacturers Life Insurance Company, January 1996 to present; President, the
                     Counsel                   Manufacturers Life Insurance Company of New York, August 1999 to present, Vice
                                               President, Secretary and General Counsel, The Manufacturers Life Insurance
                                               Company of America, January 1997 to present; Secretary and General Counsel,
                                               Manufacturers Adviser Corporation, January 1997 to present; Vice President,
                                               Secretary and General Counsel, The Manufacturers Life Insurance Company of
                                               North America, 1994 to present.

Donald Guloien       Executive Vice            Executive Vice President & Chief Investment Officer, The Manufacturers Life
(44)***              President and Chief       Insurance Company, March 2001 to present; Executive Vice President, Business
                     Investment Officer        Development, The Manufacturers Life Insurance Company, January 1999 to March
                                               2001; Senior Vice President, Business Development, The Manufacturers Life
                                               Insurance Company, 1994 to December 1998.

Geoffrey Guy         Director                  Executive Vice President and Chief Actuary, The Manufacturers Life Insurance
(53)***                                        Company, February 2000 to present; Senior Vice President and Chief Actuary, The
                                               Manufacturers Life Insurance Company, 1996 to 2000; Vice President and Chief
                                               Actuary, The Manufacturers Life Insurance Company, 1993 to 1996; Vice President
                                               and Chief Financial Officer, U.S.


                     POSITION WITH
NAME                 MANUFACTURERS U.S.A.      PRINCIPAL OCCUPATION
                                               Operations, The Manufacturers Life Insurance Company, 1987 to 1993.

John Lyon            Vice President and        Vice President & Chief Financial Officer, Investments, The Manufacturers Life
(48) ***             Chief Financial           Insurance Company; April 2001 to present;  Vice President, Business
                     Officer, Investments;     Development, The Manufacturers Life Insurance Company, 1995-2001; Assistant
                     Director                  Vice President, Business Development, The Manufacturers Life Insurance Company,
                                               1994-1995; Director/Manager, Corporate Finance, The Manufacturers Life
                                               Insurance Company, 1992-1994.

James O'Malley       Senior Vice President,    Senior Vice President, U.S. Pensions, The Manufacturers Life Insurance Company,
(54)***              U.S. Group Pension;       January 1999 to present; Vice President, Systems New Business Pensions, the
                     Director                  Manufacturers Life Insurance Company, 1984 to December 1998.


Rex Schaybaugh,      Director                  Member, Dykema Gossett, PLLC, 1982 to present
Jr. (51)****

John Ostler (47)**   Vice President And        Vice President and Chief Financial Officer, U.S. Operations, The
                     Chief Financial Officer   Manufacturers Life Insurance Company, October 1, 2000 to present; Vice
                                               President and Corporate Actuary, The Manufacturers Life Insurance Company,
                                               March 1998 to September 2000; Vice President & CFO U.S. Individual Insurance,
                                               The Manufacturers Life Insurance Company, 1992 to March 1998; Vice President,
                                               U.S. Insurance Products, The Manufacturers Life Insurance Company, 1990 - 1992;
                                               Assistant Vice President & Pricing Actuary, US Insurance, The Manufacturers Life
                                               Insurance Company, 1988-1990.

Warren Thomson       Senior Vice President,    Senior Vice President, Investments, The Manufacturers Life Insurance Company,
(46)***              Investments               May 2001 to present; President, Norfolk Capital Partners Inc. 2000 - May 2001;
                                               Managing Director, Public Sector Finance, New Capital Group Inc. 1995-2000;
                                               Tax Partner, Coopers & Lybrand Chartered Accounts, 1994-1995; Taxation Vice
                                               President, The Manufacturers Life Insurance Company, 1987-1994.

Denis Turner         Vice President and        Vice President and Chief Accountant, U.S. Division, The Manufacturers Life
(44)***              Treasurer                 Insurance Company, May 1999 to present; Vice President and Treasurer, The
                                               Manufacturers Life Insurance Company of America, May 1999 to Present; Assistant
                                               Vice President, Financial Operations, Reinsurance Division, The Manufacturers Life
                                               Insurance Company, February 1998 to April 1999; Assistant Vice President &
                                               Controller, Reinsurance Division, The Manufacturers Life Insurance Company, November
                                               1995, to January 1998, Assistant Vice President, Corporate Controllers, The
                                               Manufacturers Life Insurance Company, January 1989 to October 1995.


** Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.


*** Principal business address is Manulife Financial, 200 Bloor
    Street, Toronto, Ontario Canada M4W 1E5.


**** Principal business address is Dykema Gossett, 800 Michigan National Tower,
     Lansing, Michigan 48933.


DEATH BENEFIT SCHEDULE WITH FLEXIBLE TERM INSURANCE OPTION

A Policy can be issued with a schedule of death benefits which may vary by Policy Year. The entire schedule is called the Death Benefit Schedule. The Death Benefit Schedule will provide flexible term insurance to age 100. The amount of death benefit shown in the Death Benefit Schedule for any Policy Year is called the Scheduled Annual Death Benefit for that Policy Year. Any amount of Scheduled Annual Death Benefit over and above the death benefit provided by the Policy will be provided by Flexible Term Insurance (the "Rider"). The combined death benefit of the Policy and Rider may be the Scheduled Annual Death Benefit alone (similar to Death Benefit Option 1), or the Scheduled Annual Death Benefit plus the Policy Value (similar to Death Benefit Option 2).

                                   APPENDIX A

ILLUSTRATIONS

The following tables illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

ASSUMPTIONS

- Hypothetical gross annual investment returns for the Portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6%, and 12% over the periods indicated.

-        An Insured who is a male, Issue Age 45, non-smoker.

-        A Face Amount of $365,000 in all Policy Years.

- Payment of an annual premium of $20,000 each year for the first seven Policy Years. Premiums are paid on the Policy Anniversary.

- All Premiums are allocated to and remain in the Variable Account for the entire period shown.

-        There are no transfers, partial withdrawals, or policy loans.

- Tables 1, 2, and 3 assume regular underwriting. Tables 4, 5, and 6 assume short form underwriting.

-        The Cash Value Accumulation Test is used.

- The illustrations assume all charges currently assessed against the Policy, including monthly cost of insurance charges and administrative charges and mortality and expense risk charges. The first set of columns in each table, under the heading "Current Charges", assumes cost of insurance rates currently expected to be charged. The second set of columns, under the heading "Guaranteed Charges", assumes maximum cost of insurance rates.

- The amounts shown in the Tables also take into account the Portfolios' advisory fees and operating expenses, which are assumed to be at an annual rate of 0.969% of the average daily net assets of the portfolio.

The Death Benefits, Policy Values, and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6%, and 12%, but fluctuated over and under those averages throughout the years. The values would also be different depending on the allocation of a Policy's total Policy Value among the sub-accounts, if the actual rates of return averaged 0%, 6%, or 12%, but the rates of each Portfolio varied above and below such averages.

The gross annual rates of returns correspond to net annual rates of return according to the table below:

                                                                               Gross Rate of Return

                                 Policy Year                      0.00%                6.00%               12.00%
                                 --------------------------------------------------------------------------------
Net Rate                            1-10                        -1.707%               4.191%              10.089%
of Return                            11+                        -1.360%               4.558%              10.477%

Current cost of insurance charges are not guaranteed and may be changed.

The illustrations reflect the expense reimbursement in effect for the Science & Technology, International Stock, Blue Chip Growth, Equity Income and Lifestyle Trusts and the expense limitations in effect for the Capital Appreciation and Index Trusts. In the absence of such expense reimbursement and expense limitation, the average of the Portfolios' current expenses would have been 0.981% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -1.719%, 4.178% and 10.075% for Policy Years 1-10 and -1.372%, 4.546% and 10.463% for Policy Years 11 and after. The expense reimbursement for the Life-style Trusts and the expense limitation for the Equity Index Trust remained in effect during the fiscal year ended December 31, 2000 and are expected to remain in effect during the fiscal year ending December 31, 2001. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

Upon request, the Company will furnish a comparable illustration based on the proposed life insured's Issue Age, sex and risk class, any additional ratings and the death benefit option, Face Amount, Death Benefit Schedule (if applicable), and planned premium requested. Illustrations for smokers would show less favorable results than the illustration shown in this prospectus.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed or using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables.

The Policies were first sold to the public on September 11, 1998. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be the same as for the first full year the Policies were offered.

                         Table 1 - Regular Underwriting
                  Hypothetical Gross Investment Return of 0.00%

                                                                 Current Charges
    -----------------------------------------------------------------------------------------------------------------------
                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
       1    20,000     21,000           0    19,600    144       732      -326      18,397    2,000      16,397     365,000
       2    20,000     43,050      18,397    19,600    144       980      -638      36,235    3,000      33,235     365,000
       3    20,000     66,203      36,235    19,600    144     1,198      -941      53,553    3,000      50,553     365,000
       4    20,000     90,513      53,553    19,600    144     1,285    -1,236      70,487    4,000      66,487     365,000
       5    20,000    116,038      70,487    19,600    144     1,321    -1,524      87,099    5,000      82,099     365,000
       6    20,000    142,840      87,099    19,600    144     1,381    -1,807     103,366    5,000      98,366     365,000
       7    20,000    170,982     103,366    19,600    144     1,432    -2,085     119,306    4,000     115,306     365,000
       8         0    179,531     119,306         0    144     1,599    -2,021     115,542    3,000     112,542     365,000
       9         0    188,508     115,542         0    144     1,794    -1,955     111,649    2,000     109,649     365,000
      10         0    197,933     111,649         0    144     2,036    -1,886     107,583        0     107,583     365,000
      11         0    207,830     107,583         0    144     2,083    -1,447     103,909        0     103,909     365,000
      12         0    218,221     103,909         0    144     2,091    -1,397     100,277        0     100,277     365,000
      13         0    229,132     100,277         0    144     2,043    -1,348      96,742        0      96,742     365,000
      14         0    240,589      96,742         0    144     1,860    -1,301      93,437        0      93,437     365,000
      15         0    252,619      93,437         0    144     1,519    -1,259      90,515        0      90,515     365,000
      16         0    265,249      90,515         0    144     1,681    -1,218      87,471        0      87,471     365,000
      17         0    278,512      87,471         0    144     1,857    -1,175      84,295        0      84,295     365,000
      18         0    292,438      84,295         0    144     2,051    -1,131      80,970        0      80,970     365,000
      19         0    307,059      80,970         0    144     2,249    -1,084      77,493        0      77,493     365,000
      20         0    322,412      77,493         0    144     2,457    -1,035      73,856        0      73,856     365,000
      25         0    411,489      56,721         0    144     4,375      -738      51,463        0      51,463     365,000
      30         0    525,176      24,246         0    144     8,487      -266      15,349        0      15,349     365,000


                                                                 Guaranteed Charges
    -----------------------------------------------------------------------------------------------------------------------

                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
       1    20,000     21,000           0    19,600    144     1,570      -319      17,567    2,000      15,567     365,000
       2    20,000     43,050      17,567    19,600    144     1,613      -618      34,792    3,000      31,792     365,000
       3    20,000     66,203      34,792    19,600    144     1,653      -912      51,684    3,000      48,684     365,000
       4    20,000     90,513      51,684    19,600    144     1,687    -1,200      68,253    4,000      64,253     365,000
       5    20,000    116,038      68,253    19,600    144     1,723    -1,482      84,503    5,000      79,503     365,000
       6    20,000    142,840      84,503    19,600    144     1,754    -1,760     100,446    5,000      95,446     365,000
       7    20,000    170,982     100,446    19,600    144     1,793    -2,031     116,078    4,000     112,078     365,000
       8         0    179,531     116,078         0    144     1,987    -1,962     111,985    3,000     108,985     365,000
       9         0    188,508     111,985         0    144     2,210    -1,890     107,740    2,000     105,740     365,000
      10         0    197,933     107,740         0    144     2,467    -1,815     103,314        0     103,314     365,000
      11         0    207,830     103,314         0    144     2,748    -1,384      99,038        0      99,038     365,000
      12         0    218,221      99,038         0    144     3,058    -1,324      94,512        0      94,512     365,000
      13         0    229,132      94,512         0    144     3,391    -1,260      89,717        0      89,717     365,000
      14         0    240,589      89,717         0    144     3,757    -1,192      84,624        0      84,624     365,000
      15         0    252,619      84,624         0    144     4,160    -1,120      79,200        0      79,200     365,000
      16         0    265,249      79,200         0    144     4,619    -1,042      73,395        0      73,395     365,000
      17         0    278,512      73,395         0    144     5,144      -960      67,147        0      67,147     365,000
      18         0    292,438      67,147         0    144     5,752      -870      60,381        0      60,381     365,000
      19         0    307,059      60,381         0    144     6,461      -773      53,002        0      53,002     365,000
      20         0    322,412      53,002         0    144     7,278      -666      44,914        0      44,914     365,000
      25         0    411,489       3,327         0    144    13,234        -4           0        0           0           0
      30         0    525,176           0         0      0         0         0           0        0           0           0

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                         Table 2 - Regular Underwriting
                  Hypothetical Gross Investment Return of 6.00%

                                                                 Current Charges
    -----------------------------------------------------------------------------------------------------------------------
                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
       1    20,000     21,000           0    19,600    144       731       802      19,526    2,000      17,526     365,000
       2    20,000     43,050      19,526    19,600    144       973     1,614      39,624    3,000      36,624     365,000
       3    20,000     66,203      39,624    19,600    144     1,179     2,452      60,353    3,000      57,353     365,000
       4    20,000     90,513      60,353    19,600    144     1,246     3,319      81,882    4,000      77,882     365,000
       5    20,000    116,038      81,882    19,600    144     1,253     4,221     104,306    5,000      99,306     365,000
       6    20,000    142,840     104,306    19,600    144     1,272     5,161     127,651    5,000     122,651     365,000
       7    20,000    170,982     127,651    19,600    144     1,273     6,139     151,973    4,000     147,973     365,000
       8         0    179,531     151,973         0    144     1,370     6,335     156,793    3,000     153,793     365,000
       9         0    188,508     156,793         0    144     1,486     6,534     161,697    2,000     159,697     365,000
      10         0    197,933     161,697         0    144     1,620     6,737     166,670        0     166,670     365,000
      11         0    207,830     166,670         0    144     1,597     7,554     172,483        0     172,483     365,000
      12         0    218,221     172,483         0    144     1,546     7,821     178,613        0     178,613     365,000
      13         0    229,132     178,613         0    144     1,456     8,102     185,115        0     185,115     365,000
      14         0    240,589     185,115         0    144     1,288     8,403     192,086        0     192,086     365,000
      15         0    252,619     192,086         0    144     1,029     8,727     199,639        0     199,639     365,000
      16         0    265,249     199,639         0    144     1,109     9,069     207,455        0     207,455     365,000
      17         0    278,512     207,455         0    144     1,193     9,423     215,541        0     215,541     365,000
      18         0    292,438     215,541         0    144     1,282     9,790     223,905        0     223,905     365,000
      19         0    307,059     223,905         0    144     1,386    10,169     232,544        0     232,544     365,000
      20         0    322,412     232,544         0    144     1,495    10,560     241,465        0     241,465     365,000
      25         0    411,489     279,862         0    144     2,299    12,697     290,116        0     290,116     365,000
      30         0    525,176     333,322         0    144     3,664    15,100     344,615        0     344,615     365,000



                                                                 Guaranteed Charges
    -----------------------------------------------------------------------------------------------------------------------

                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
       1    20,000     21,000           0    19,600    144     1,568       783      18,671    2,000      16,671     365,000
       2    20,000     43,050      18,671    19,600    144     1,602     1,564      38,089    3,000      35,089     365,000
       3    20,000     66,203      38,089    19,600    144     1,627     2,378      58,296    3,000      55,296     365,000
       4    20,000     90,513      58,296    19,600    144     1,637     3,224      79,339    4,000      75,339     365,000
       5    20,000    116,038      79,339    19,600    144     1,638     4,106     101,262    5,000      96,262     365,000
       6    20,000    142,840     101,262    19,600    144     1,620     5,025     124,123    5,000     119,123     365,000
       7    20,000    170,982     124,123    19,600    144     1,593     5,984     147,971    4,000     143,971     365,000
       8         0    179,531     147,971         0    144     1,702     6,159     152,284    3,000     149,284     365,000
       9         0    188,508     152,284         0    144     1,825     6,337     156,652    2,000     154,652     365,000
      10         0    197,933     156,652         0    144     1,961     6,517     161,064        0     161,064     365,000
      11         0    207,830     161,064         0    144     2,099     7,286     166,107        0     166,107     365,000
      12         0    218,221     166,107         0    144     2,239     7,513     171,237        0     171,237     365,000
      13         0    229,132     171,237         0    144     2,376     7,743     176,460        0     176,460     365,272
      14         0    240,589     176,460         0    144     2,515     7,978     181,779        0     181,779     367,193
      15         0    252,619     181,779         0    144     2,660     8,217     187,192        0     187,192     368,767
      16         0    265,249     187,192         0    144     2,815     8,460     192,692        0     192,692     369,969
      17         0    278,512     192,692         0    144     2,980     8,707     198,275        0     198,275     370,774
      18         0    292,438     198,275         0    144     3,157     8,957     203,930        0     203,930     371,153
      19         0    307,059     203,930         0    144     3,373     9,209     209,623        0     209,623     373,128
      20         0    322,412     209,623         0    144     3,606     9,463     215,335        0     215,335     374,683
      25         0    411,489     238,384         0    144    13,234    10,746     244,235        0     244,235     378,564
      30         0    525,176           0         0      0         0    12,022     272,750        0           0     384,577

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                         Table 3 - Regular Underwriting
                 Hypothetical Gross Investment Return of 12.00%

                                                                 Current Charges
    -----------------------------------------------------------------------------------------------------------------------
                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
       1    20,000     21,000           0    19,600    144       730     1,930      20,656    2,000      18,656     365,000
       2    20,000     43,050      20,656    19,600    144       967     4,001      43,147    3,000      40,147     365,000
       3    20,000     66,203      43,147    19,600    144     1,158     6,260      67,704    3,000      64,704     365,000
       4    20,000     90,513      67,704    19,600    144     1,203     8,735      94,692    4,000      90,692     365,000
       5    20,000    116,038      94,692    19,600    144     1,176    11,459     124,432    5,000     119,432     365,000
       6    20,000    142,840     124,432    19,600    144     1,187    14,459     157,160    5,000     152,160     365,000
       7    20,000    170,982     157,160    19,600    144     1,356    17,752     193,011    4,000     189,011     365,000
       8         0    179,531     193,011         0    144     1,479    19,385     210,774    3,000     207,774     365,000
       9         0    188,508     210,774         0    144     1,619    21,170     230,181    2,000     228,181     365,000
      10         0    197,933     230,181         0    144     1,768    23,119     251,388        0     251,388     365,000
      11         0    207,830     251,388         0    144     1,784    26,230     275,689        0     275,689     365,000
      12         0    218,221     275,689         0    144     1,782    28,776     302,539        0     302,539     365,000
      13         0    229,132     302,539         0    144     1,765    31,590     332,220        0     332,220     365,000
      14         0    240,589     332,220         0    144     1,700    34,704     365,080        0     365,080     365,000
      15         0    252,619     365,080         0    144     1,614    38,152     401,473        0     401,473     365,000
      16         0    265,249     401,473         0    144     1,936    41,947     441,340        0     441,340     365,000
      17         0    278,512     441,340         0    144     2,313    46,103     484,985        0     484,985     365,000
      18         0    292,438     484,985         0    144     2,756    50,651     532,736        0     532,736     365,000
      19         0    307,059     532,736         0    144     3,307    55,623     584,908        0     584,908     365,000
      20         0    322,412     584,908         0    144     3,944    61,054     641,874        0     641,874     365,000
      25         0    411,489     927,005         0    144     8,194    96,660   1,015,328        0   1,015,328     365,000
      30         0    525,176   1,454,137         0    144    16,677   151,419   1,588,736        0   1,588,736     365,000


                                                                 Guaranteed Charges
    -----------------------------------------------------------------------------------------------------------------------

                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
       1    20,000     21,000           0    19,600    144     1,566     1,885      19,776    2,000      17,776     365,000
       2    20,000     43,050      19,776    19,600    144     1,592     3,879      41,519    3,000      38,519     365,000
       3    20,000     66,203      41,519    19,600    144     1,600     6,072      65,447    3,000      62,447     365,000
       4    20,000     90,513      65,447    19,600    144     1,583     8,487      91,807    4,000      87,807     365,000
       5    20,000    116,038      91,807    19,600    144     1,541    11,148     120,871    5,000     115,871     365,000
       6    20,000    142,840     120,871    19,600    144     1,504    14,083     152,906    5,000     147,906     386,851
       7    20,000    170,982     152,906    19,600    144     1,888    17,295     187,769    4,000     183,769     460,034
       8         0    179,531     187,769         0    144     2,132    18,822     204,315    3,000     201,315     486,269
       9         0    188,508     204,315         0    144     2,428    20,476     222,219    2,000     220,219     515,548
      10         0    197,933     222,219         0    144     2,743    22,265     241,597        0     241,597     543,592
      11         0    207,830     241,597         0    144     3,114    25,132     263,470        0     263,470     577,000
      12         0    218,221     263,470         0    144     3,529    27,400     287,198        0     287,198     611,732
      13         0    229,132     287,198         0    144     3,968    29,862     312,948        0     312,948     647,803
      14         0    240,589     312,948         0    144     4,483    32,531     340,852        0     340,852     688,522
      15         0    252,619     340,852         0    144     5,045    35,424     371,088        0     371,088     731,042
      16         0    265,249     371,088         0    144     5,669    38,557     403,832        0     403,832     775,357
      17         0    278,512     403,832         0    144     6,361    41,949     439,276        0     439,276     821,446
      18         0    292,438     439,276         0    144     7,132    45,620     477,620        0     477,620     869,269
      19         0    307,059     477,620         0    144     8,091    49,585     518,970        0     518,970     923,766
      20         0    322,412     518,970         0    144     9,160    53,858     563,524        0     563,524     980,531
      25         0    411,489     778,844         0    144    13,234    80,710     843,484        0     843,484   1,307,401
      30         0    525,176           0         0      0         0   119,153   1,243,090        0           0   1,752,756

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                        Table 4 - Short Form Underwriting
                  Hypothetical Gross Investment Return of 0.00%

                                                                 Current Charges
    -----------------------------------------------------------------------------------------------------------------------
                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
       1    20,000     21,000           0    19,600    144       840      -325      18,291    2,000      16,291     365,000
       2    20,000     43,050      18,291    19,600    144     1,023      -636      36,087    3,000      33,087     365,000
       3    20,000     66,203      36,087    19,600    144     1,236      -938      53,370    3,000      50,370     365,000
       4    20,000     90,513      53,370    19,600    144     1,455    -1,231      70,140    4,000      66,140     365,000
       5    20,000    116,038      70,140    19,600    144     1,624    -1,516      86,457    5,000      81,457     365,000
       6    20,000    142,840      86,457    19,600    144     1,678    -1,794     102,441    5,000      97,441     365,000
       7    20,000    170,982     102,441    19,600    144     1,686    -2,066     118,144    4,000     114,144     365,000
       8         0    179,531     118,144         0    144     1,841    -1,998     114,160    3,000     111,160     365,000
       9         0    188,508     114,160         0    144     2,031    -1,929     110,056    2,000     108,056     365,000
      10         0    197,933     110,056         0    144     2,249    -1,857     105,806        0     105,806     365,000
      11         0    207,830     105,806         0    144     2,288    -1,422     101,952        0     101,952     365,000
      12         0    218,221     101,952         0    144     2,278    -1,369      98,161        0      98,161     365,000
      13         0    229,132      98,161         0    144     2,223    -1,318      94,476        0      94,476     365,000
      14         0    240,589      94,476         0    144     2,045    -1,269      91,018        0      91,018     365,000
      15         0    252,619      91,018         0    144     1,724    -1,225      87,925        0      87,925     365,000
      16         0    265,249      87,925         0    144     1,874    -1,181      84,726        0      84,726     365,000
      17         0    278,512      84,726         0    144     2,037    -1,137      81,408        0      81,408     365,000
      18         0    292,438      81,408         0    144     2,208    -1,090      77,965        0      77,965     365,000
      19         0    307,059      77,965         0    144     2,374    -1,042      74,406        0      74,406     365,000
      20         0    322,412      74,406         0    144     2,543      -992      70,726        0      70,726     365,000
      25         0    411,489      53,626         0    144     4,419      -696      48,367        0      48,367     365,000
      30         0    525,176      21,086         0    144     8,565      -223      12,154        0      12,154     365,000


                                                                 Guaranteed Charges

    -----------------------------------------------------------------------------------------------------------------------

                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
       1    20,000     21,000           0    19,600    144     1,570      -319      17,567    2,000      15,567     365,000
       2    20,000     43,050      17,567    19,600    144     1,613      -618      34,792    3,000      31,792     365,000
       3    20,000     66,203      34,792    19,600    144     1,653      -912      51,684    3,000      48,684     365,000
       4    20,000     90,513      51,684    19,600    144     1,687    -1,200      68,253    4,000      64,253     365,000
       5    20,000    116,038      68,253    19,600    144     1,723    -1,482      84,503    5,000      79,503     365,000
       6    20,000    142,840      84,503    19,600    144     1,754    -1,760     100,446    5,000      95,446     365,000
       7    20,000    170,982     100,446    19,600    144     1,793    -2,031     116,078    4,000     112,078     365,000
       8         0    179,531     116,078         0    144     1,987    -1,962     111,985    3,000     108,985     365,000
       9         0    188,508     111,985         0    144     2,210    -1,890     107,740    2,000     105,740     365,000
      10         0    197,933     107,740         0    144     2,467    -1,815     103,314        0     103,314     365,000
      11         0    207,830     103,314         0    144     2,748    -1,384      99,038        0      99,038     365,000
      12         0    218,221      99,038         0    144     3,058    -1,324      94,512        0      94,512     365,000
      13         0    229,132      94,512         0    144     3,391    -1,260      89,717        0      89,717     365,000
      14         0    240,589      89,717         0    144     3,757    -1,192      84,624        0      84,624     365,000
      15         0    252,619      84,624         0    144     4,160    -1,120      79,200        0      79,200     365,000
      16         0    265,249      79,200         0    144     4,619    -1,042      73,395        0      73,395     365,000
      17         0    278,512      73,395         0    144     5,144      -960      67,147        0      67,147     365,000
      18         0    292,438      67,147         0    144     5,752      -870      60,381        0      60,381     365,000
      19         0    307,059      60,381         0    144     6,461      -773      53,002        0      53,002     365,000
      20         0    322,412      53,002         0    144     7,278      -666      44,914        0      44,914     365,000
      25         0    411,489       3,327         0    144    13,234        -4           0        0           0           0
      30         0    525,176           0         0      0         0         0           0        0           0           0

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                        Table 5 - Short Form Underwriting
                  Hypothetical Gross Investment Return of 6.00%

                                                                 Current Charges
    -----------------------------------------------------------------------------------------------------------------------
                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
       1    20,000     21,000           0    19,600    144       839       799      19,416    2,000      17,416     365,000
       2    20,000     43,050      19,416    19,600    144     1,017     1,609      39,465    3,000      36,465     365,000
       3    20,000     66,203      39,465    19,600    144     1,216     2,445      60,149    3,000      57,149     365,000
       4    20,000     90,513      60,149    19,600    144     1,411     3,307      81,502    4,000      77,502     365,000
       5    20,000    116,038      81,502    19,600    144     1,541     4,199     103,615    5,000      98,615     365,000
       6    20,000    142,840     103,615    19,600    144     1,546     5,125     126,651    5,000     121,651     365,000
       7    20,000    170,982     126,651    19,600    144     1,495     6,092     150,703    4,000     146,703     365,000
       8         0    179,531     150,703         0    144     1,574     6,277     155,263    3,000     152,263     365,000
       9         0    188,508     155,263         0    144     1,674     6,466     159,910    2,000     157,910     365,000
      10         0    197,933     159,910         0    144     1,781     6,658     164,644        0     164,644     365,000
      11         0    207,830     164,644         0    144     1,743     7,458     170,214        0     170,214     365,000
      12         0    218,221     170,214         0    144     1,669     7,714     176,115        0     176,115     365,000
      13         0    229,132     176,115         0    144     1,567     7,986     182,390        0     182,390     365,000
      14         0    240,589     182,390         0    144     1,397     8,276     189,124        0     189,124     365,000
      15         0    252,619     189,124         0    144     1,147     8,589     196,422        0     196,422     365,000
      16         0    265,249     196,422         0    144     1,212     8,920     203,986        0     203,986     365,000
      17         0    278,512     203,986         0    144     1,280     9,263     211,826        0     211,826     365,000
      18         0    292,438     211,826         0    144     1,347     9,619     219,954        0     219,954     365,000
      19         0    307,059     219,954         0    144     1,422     9,988     228,375        0     228,375     365,000
      20         0    322,412     228,375         0    144     1,501    10,369     237,100        0     237,100     365,000
      25         0    411,489     274,822         0    144     2,248    12,468     284,898        0     284,898     365,000
      30         0    525,176     327,368         0    144     3,582    14,831     338,473        0     338,473     365,000

                                                                 Guaranteed Charges
    -----------------------------------------------------------------------------------------------------------------------
                      Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
     Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
    Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr

       1    20,000     21,000           0    19,600    144     1,568       783      18,671    2,000      16,671     365,000
       2    20,000     43,050      18,671    19,600    144     1,602     1,564      38,089    3,000      35,089     365,000
       3    20,000     66,203      38,089    19,600    144     1,627     2,378      58,296    3,000      55,296     365,000
       4    20,000     90,513      58,296    19,600    144     1,637     3,224      79,339    4,000      75,339     365,000
       5    20,000    116,038      79,339    19,600    144     1,638     4,106     101,262    5,000      96,262     365,000
       6    20,000    142,840     101,262    19,600    144     1,620     5,025     124,123    5,000     119,123     365,000
       7    20,000    170,982     124,123    19,600    144     1,593     5,984     147,971    4,000     143,971     365,000
       8         0    179,531     147,971         0    144     1,702     6,159     152,284    3,000     149,284     365,000
       9         0    188,508     152,284         0    144     1,825     6,337     156,652    2,000     154,652     365,000
      10         0    197,933     156,652         0    144     1,961     6,517     161,064        0     161,064     365,000
      11         0    207,830     161,064         0    144     2,099     7,286     166,107        0     166,107     365,000
      12         0    218,221     166,107         0    144     2,239     7,513     171,237        0     171,237     365,000
      13         0    229,132     171,237         0    144     2,376     7,743     176,460        0     176,460     365,272
      14         0    240,589     176,460         0    144     2,515     7,978     181,779        0     181,779     367,193
      15         0    252,619     181,779         0    144     2,660     8,217     187,192        0     187,192     368,767
      16         0    265,249     187,192         0    144     2,815     8,460     192,692        0     192,692     369,969
      17         0    278,512     192,692         0    144     2,980     8,707     198,275        0     198,275     370,774
      18         0    292,438     198,275         0    144     3,157     8,957     203,930        0     203,930     371,153
      19         0    307,059     203,930         0    144     3,373     9,209     209,623        0     209,623     373,128
      20         0    322,412     209,623         0    144     3,606     9,463     215,335        0     215,335     374,683
      25         0    411,489     238,384         0    144    13,234    10,746     244,235        0     244,235     378,564
      30         0    525,176           0         0      0         0    12,022     272,750        0           0     384,577

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                        Table 6 - Short Form Underwriting
                 Hypothetical Gross Investment Return of 12.00%

                                                                 Current Charges
    -----------------------------------------------------------------------------------------------------------------------
                      Premium     Policy      plus   less      less      plus     Policy              Net Cash       Death
     Pol    Annual      Accum      Value       Net  Admin      Cost    Invest      Value      Surr   Surrender     Benefit
    Year   Premium      at 5%     Beg Yr   Premium   Fees    of Ins   Earning     End Yr    Charge       Value      End Yr
       1    20,000     21,000          0    19,600    144       837     1,925     20,543     2,000      18,543     365,000
       2    20,000     43,050     20,543    19,600    144     1,010     3,988     42,977     3,000      39,977     365,000
       3    20,000     66,203     42,977    19,600    144     1,195     6,241     67,479     3,000      64,479     365,000
       4    20,000     90,513     67,479    19,600    144     1,362     8,704     94,276     4,000      90,276     365,000
       5    20,000    116,038     94,276    19,600    144     1,447    11,402    123,688     5,000     118,688     365,000
       6    20,000    142,840    123,688    19,600    144     1,440    14,371    156,076     5,000     151,076     365,000
       7    20,000    170,982    156,076    19,600    144     1,612    17,629    191,549     4,000     187,549     365,000
       8         0    179,531    191,549         0    144     1,726    19,224    208,903     3,000     205,903     365,000
       9         0    188,508    208,903         0    144     1,866    20,968    227,860     2,000     225,860     365,000
      10         0    197,933    227,860         0    144     2,001    22,873    248,588         0     248,588     365,000
      11         0    207,830    248,588         0    144     2,015    25,924    272,353         0     272,353     365,000
      12         0    218,221    272,353         0    144     2,001    28,414    298,622         0     298,622     365,000
      13         0    229,132    298,622         0    144     1,975    31,168    327,671         0     327,671     365,000
      14         0    240,589    327,671         0    144     1,899    34,216    359,844         0     359,844     365,000
      15         0    252,619    359,844         0    144     1,791    37,593    395,501         0     395,501     365,000
      16         0    265,249    395,501         0    144     2,106    41,312    434,563         0     434,563     365,000
      17         0    278,512    434,563         0    144     2,470    45,384    477,333         0     477,333     365,000
      18         0    292,438    477,333         0    144     2,892    49,842    524,138         0     524,138     365,000
      19         0    307,059    524,138         0    144     3,391    54,718    575,321         0     575,321     365,000
      20         0    322,412    575,321         0    144     3,974    60,048    631,251         0     631,251     365,000
      25         0    411,489    911,651         0    144     8,058    95,059    998,509         0     998,509     365,000
      30         0    525,176  1,430,038         0    144    16,400   148,909  1,562,403         0   1,562,403     365,000

                                                                 Guaranteed Charges
    -----------------------------------------------------------------------------------------------------------------------

                      Premium     Policy      plus   less      less      plus     Policy              Net Cash       Death
     Pol    Annual      Accum      Value       Net  Admin      Cost    Invest      Value      Surr   Surrender     Benefit
    Year   Premium      at 5%     Beg Yr   Premium   Fees    of Ins   Earning     End Yr    Charge       Value      End Yr
       1    20,000     21,000          0    19,600    144     1,566     1,885     19,776     2,000      17,776     365,000
       2    20,000     43,050     19,776    19,600    144     1,592     3,879     41,519     3,000      38,519     365,000
       3    20,000     66,203     41,519    19,600    144     1,600     6,072     65,447     3,000      62,447     365,000
       4    20,000     90,513     65,447    19,600    144     1,583     8,487     91,807     4,000      87,807     365,000
       5    20,000    116,038     91,807    19,600    144     1,541    11,148    120,871     5,000     115,871     365,000
       6    20,000    142,840    120,871    19,600    144     1,504    14,083    152,906     5,000     147,906     386,851
       7    20,000    170,982    152,906    19,600    144     1,888    17,295    187,769     4,000     183,769     460,034
       8         0    179,531    187,769         0    144     2,132    18,822    204,315     3,000     201,315     486,269
       9         0    188,508    204,315         0    144     2,428    20,476    222,219     2,000     220,219     515,548
      10         0    197,933    222,219         0    144     2,743    22,265    241,597         0     241,597     543,592
      11         0    207,830    241,597         0    144     3,114    25,132    263,470         0     263,470     577,000
      12         0    218,221    263,470         0    144     3,529    27,400    287,198         0     287,198     611,732
      13         0    229,132    287,198         0    144     3,968    29,862    312,948         0     312,948     647,803
      14         0    240,589    312,948         0    144     4,483    32,531    340,852         0     340,852     688,522
      15         0    252,619    340,852         0    144     5,045    35,424    371,088         0     371,088     731,042
      16         0    265,249    371,088         0    144     5,669    38,557    403,832         0     403,832     775,357
      17         0    278,512    403,832         0    144     6,361    41,949    439,276         0     439,276     821,446
      18         0    292,438    439,276         0    144     7,132    45,620    477,620         0     477,620     869,269
      19         0    307,059    477,620         0    144     8,091    49,585    518,970         0     518,970     923,766
      20         0    322,412    518,970         0    144     9,160    53,858    563,524         0     563,524     980,531
      25         0    411,489    778,844         0    144    13,234    80,710    843,484         0     843,484   1,307,401
      30         0    525,176          0         0      0         0   119,153  1,243,090         0           0   1,752,756

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                    APPENDIX B - AUDITED FINANCIAL STATEMENTS

                                     Part 2

                               Other Information

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940


         The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet;


Cross-Reference Sheet;



The Prospectus, consisting of 48 pages;



Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940



The signatures;


Written consents of the following persons:


     A.  Ernst & Young LLP -  TO BE FILED BY AMENDMENT



     B.  Opinion and Consent of Actuary -  TO BE FILED BY AMENDMENT



     C. Opinion and Consent of James D. Gallagher, Attorney - TO BE FILED BY AMENDMENT



The following exhibits are filed as part of this Registration Statement:


1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:


     A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account N - TO BE FILED BY AMENDMENT



     A(3)(a)(i)   Form of Distribution Agreement. Incorporated by reference to
                  Exhibit A(3)(a)(i) to the registration statement on Form S-6, file number 333-66303 filed October 29, 1998 (the "SVUL
                  Registration Statement").



     A(3)(a)(ii)  Form of Amendment to Distribution Agreement. Incorporated by
                  reference to Exhibit A(3)(a)(ii) to the SVUL Registration Statement.



     A(3)(a)(iii) Form of Amendment to Distribution Agreement. Incorporated by
                  reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.


     A(3)(b) Form of broker-dealer agreement. Incorporated by reference to Exhibit A(3)(b) to the initial registration statement on Form S-6, File Number 333-70950, filed October 4, 2001.



     A(5)(a) Form of Flexible Premium Variable Life Insurance Policy - Incorporated by reference to Exhibit A(5)(a) to the registration statement on Form S-6, file number 333-51293 filed April 29, 1998.



     A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement filed July 20, 2000 (File No. 333-41814) (the "Initial Registration Statement")



     A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the Initial Registration Statement.



     A(8)(a)(i)   Form of Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 1, 1988. Incorporated by reference to Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.



     A(8)(a) Form of Amendment to Service Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.



     A(8)(a)(iii) Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993. Incorporated by reference to Exhibit A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.



     A(8)(a)(iv)  Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.



     A(8)(a)(v)   Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers
                  Life Insurance Company of America dated December 31, 1996.
                  Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.



     A(8)(a)(vi)  Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.



     A(8)(a)(vii) Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.



     A(8)(b) Form of Stoploss Reinsurance Agreement. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement.



     A(8)(c)(i)   Form of Service Agreement. Incorporated by reference to
                  Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.



     A(8)(c)(ii)  Form of Amendment to Service Agreement. Incorporated by
                  reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.



     A(10)(a)(i)  Form of Application for Flexible Premium Variable Life
                  Insurance Policy. Incorporated by reference to Exhibit A(10) to pre- effective amendment no. 1 to the registration statement on Form S-6, file number 33-51293 , filed August 28, 1998.

A(10)(b) Form of Assumption Reinsurance Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America , incorporated by reference to the initial registration statement on for S-6, file number 333-70950, filed October 4, 2001



2.  Consents of the following:



         A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America - TO BE FILED BY AMENDMENT



         B. Opinion and consent of Brian Koop, Actuary, of The Manufacturers Life Insurance Company of America - TO BE FILED BY AMENDMENT



         C.  Consent of Ernst & Young LLP-  TO BE FILED BY AMENDMENT



3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.



4.  Not  applicable.



6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit A(6) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.



7.  Powers of Attorney



              (i) (Felix Chee, Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)



              (ii) Powers of Attorney (John Ostler) incorporated by reference to exhibit 7(ii) of the initial registration statement on Form S-6, file number 333-70950, filed October 4, 2001



              (iii) Powers of Attorney (Jim Boyle, John Lyon incorporated by reference to exhibit 7(iii) of the initial registration statement on Form S-6, file number 333-70950, filed October 4, 2001




8.  Undertakings



As a condition to the grant of effectiveness of this Registration Statement prior to the transfer of substantially all the assets and liabilities of The Manufacturers Life Insurance Company of America to The Manufacturers Life Insurance Company (U.S.A.), Registrant hereby undertakes not to offer or sell to the public any securities of which Registrant is the issuer unless and until the transfer of assets and liabilities is consummated and a registration statement for Registrant is filed pursuant to Section 8 of the Investment Company Act of 1940 to reflect the change in depositor, which registration statement may take the form of an amendment to the Form N-8B-2 of Separate Account 4 of The Manufacturers Life Insurance of America (File no. 811-5130).

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor and have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 10th day of October, 2001.



SEPARATE ACCOUNT  N OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)



By: THE MANUFACTURERS LIFE INSURANCE
     COMPANY (U.S.A.)
     (Depositor)




By: /s/ John D. DesPrez III
    ------------------------------------------------
      John D. DesPrez III
     President



THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)




By: /s/ John D. DesPrez III
    ------------------------------------------------
     John D. DesPrez III
     President

                                   Signatures



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 10th day of October, 2001.



Signature                                       Title
/s/John D. DesPrez III                          Chairman and President
------------------------------------
 John D. DesPrez  III                           (Principal Executive Officer)

*                                               Vice President and
------------------------------------
John Ostler                                     Chief Financial Officer

*                                               Director
------------------------------------
James Boyle

*                                               Director
------------------------------------
Robert A. Cook

*                                               Director
------------------------------------
Geoffrey Guy

*                                               Director
------------------------------------
James O'Malley

*                                               Director
------------------------------------
John Lyon

*                                               Director
------------------------------------
Rex Schaybaugh, Jr.

*/s/James D. Gallagher
------------------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney